Exhibit 99.1

FOR RELEASE

UNITIL REPORTS FIRST QUARTER EARNINGS

HAMPTON, N.H., APRIL 21, 2016 — Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Net Income of $10.9 million, or $0.78 per share, for the first quarter of 2016, a decrease of $2.7 million, or $0.20 per share, compared to the Company’s results for the first quarter of 2015. The decrease in earnings for the first three months of 2016 was driven by lower natural gas and electric sales and margins, reflecting significantly warmer winter weather compared to the first quarter of 2015.

“This winter, including the key heating months of January and February of 2016, was one of the warmest on record throughout New England,” said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. “The mild winter was welcomed by many of our customers, particularly after the record levels of snowfall and cold temperatures a year ago. Our sales and financial results reflected the warmer weather in the first quarter resulting in lower energy usage for heating related purposes. Excluding the effects of extreme differences in weather between this winter and last the underlying growth in our gas and electric utility businesses remains strong and on target.”

Natural gas sales margin was $35.9 million in the three months ended March 31, 2016, resulting in a decrease of $2.9 million compared to the same period in 2015. Gas sales margin was negatively affected by lower therm unit sales due to warmer weather, partially offset by the positive impacts of higher natural gas distribution rates and growth in the number of customers. The Company estimates that the warmer winter weather in the first quarter of 2016 compared to 2015 negatively impacted gas sales margin by approximately $4.9 million, or $0.22 per share.

Therm sales of natural gas decreased 16.7% in the three months ended March 31, 2016 compared to the same period in 2015 primarily driven by warmer winter weather in the first quarter of 2016 compared to 2015. Based on weather data collected in the Company’s service areas, there were 23% fewer Heating Degree Days (HDD) in the first quarter of 2016, compared to the same period in 2015. Estimated weather-normalized gas therm sales, excluding decoupled sales, were up 2.1% in the first quarter of 2016 compared to the same period in 2015. This growth was led by a year over year increase of 7.4% in gas therm sales to large industrial customers.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Electric sales margin was $20.1 million in the three months ended March 31, 2016, resulting in a decrease of $1.1 million, or $0.05 per share, compared to the same period in 2015, reflecting lower kilowatt-hour (kWh) sales in the first quarter of 2016 primarily due to warmer winter weather. Total electric kWh sales decreased 6.9% in the first quarter of 2016 compared to the first quarter of 2015.

Revenues of $1.6 million in the first quarter of 2016 for Usource, the Company’s non-regulated energy brokering business, were on par with results for the first quarter of 2015.

Operation and Maintenance (O&M) expenses increased $0.5 million in the three months ended March 31, 2016 compared to the same period in 2015, reflecting higher compensation and benefit costs, partially offset by lower utility operating costs.

Depreciation, Amortization, Property Taxes and other expenses increased $0.4 million in the three months ended March 31, 2016 compared to the same period in 2015, reflecting higher utility plant assets in service and property taxes.

Interest Expense, net decreased $0.3 million in the three months ended March 31, 2016 compared to the same period in 2015, primarily reflecting lower levels of long-term debt.

Income Taxes decreased $1.9 million for the three months ended March 31, 2016, reflecting lower pre-tax earnings in the current period.

At its January 2016 and April 2016 meetings, Unitil’s Board of Directors declared quarterly dividends on the Company’s common stock of $0.3550 per share, resulting in an increase in the effective annual dividend rate to $1.42 per share from $1.40 per share. These dividend declarations continue an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

The Company will hold a quarterly conference call to discuss first quarter 2016 results on Thursday, April 21, 2016, at 2:00 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 103,300 electric customers and 78,700 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, gas and electric energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy supply costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

For more information please contact:

David Chong – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6499	Phone: 603-773-6404
Email: chong@unitil.com	Email: omeara@unitil.com

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Selected financial data for 2016 and 2015 is presented in the following table:

Unitil Corporation – Condensed Financial Data

(Millions, except Per Share and Shares Data) (Unaudited)

	Three Months Ended March 31,
	2016	2015	Change
Gas Therm Sales:
Residential	19.8	25.1	(21.1%)
Commercial/Industrial	63.1	74.4	(15.2%)

Total Gas Therm Sales	82.9	99.5	(16.7%)

Electric kWh Sales:
Residential	175.4	198.6	(11.7%)
Commercial/Industrial	241.9	249.8	(3.2%)

Total Electric kWh Sales	417.3	448.4	(6.9%)

Gas Revenues	$73.1	$100.3	$(27.2)
Cost of Gas Sales	37.2	61.5	(24.3)

Gas Sales Margin	35.9	38.8	(2.9)

Electric Revenues	51.1	70.3	(19.2)
Cost of Electric Sales	31.0	49.1	(18.1)

Electric Sales Margin	20.1	21.2	(1.1)

Usource Revenues	1.6	1.6	—

Total Sales Margin	57.6	61.6	(4.0)

Operation & Maintenance Expenses	17.4	16.9	0.5

Depreciation, Amortization, Property Taxes & Other	16.8	16.4	0.4

Interest Expense, Net	5.5	5.8	(0.3)

Income Before Income Taxes	17.9	22.5	(4.6)
Income Tax Expense	7.0	8.9	(1.9)

Net Income	$10.9	$13.6	$(2.7)

Earnings Per Share	$0.78	$0.98	$(0.20)

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com